UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 19, 2018

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2018 Special Meeting of Stockholders and Proxy Statement of Navios Maritime Acquisition Corporation, dated October 19, 2018, for the 2018 Special Meeting of Stockholders to be held on Friday, November 9, 2018 (the “Special Meeting”).

October 19, 2018

Dear Stockholder,

We cordially invite you to attend our 2018 Special Meeting of Stockholders to be held at 10:00 a.m., local time, on Friday, November 9, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of special meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Acquisition Corporation that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME ACQUISITION CORPORATION

NOTICE OF 2018 SPECIAL MEETING OF STOCKHOLDERS

October 19, 2018

TIME: 10:00 a.m., local time

DATE: Friday, November 9, 2018

PLACE: Offices of Navios Maritime Acquisition Corporation, Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSE:

1.

To approve an amendment to the Navios Maritime Acquisition Corporation (the “Company”) Amended and Restated Articles of Incorporation to effect a reverse split of the Company’s common stock, at a ratio of one-for-fifteen (the “Reverse Stock Split”).

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Acquisition Corporation stock at the close of business on Thursday, October 18, 2018. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY STOCKHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

If you attend the Special Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME ACQUISITION CORPORATION

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE

MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME ACQUISITION CORPORATION

2018 SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FRIDAY, NOVEMBER 9, 2018

GENERAL INFORMATION CONCERNING THE SPECIAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Acquisition Corporation’s Board of Directors is soliciting your proxy to vote at the 2018 Special Meeting of Stockholders and any adjournments of the meeting to be held at 10:00 a.m., local time, on Friday, November 9, 2018, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Special Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the Special Meeting.

On October 19, 2018, we began sending this proxy statement, the attached notice of Special Meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2017 Annual Report on Form 20-F on the Internet through our website at www.navios-acquisition.com or the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Acquisition Corporation common stock at the close of business on October 18, 2018 are entitled to vote at the Special Meeting. On this record date, there were 144,182,831 shares of Navios Maritime Acquisition Corporation common stock outstanding and entitled to vote. Navios Maritime Acquisition Corporation common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “NNA.”

You do not need to attend the Special Meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Acquisition Corporation common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the Special Meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the Special Meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•

By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•

In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposal?

The Board of Directors recommends that you vote as follows:

•	“FOR” approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize the Reverse Stock Split.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the Special Meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the Special Meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Acquisition Corporation’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve the Proposal and How are Votes Counted?

The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Special Meeting will be required to approve an amendment to the Company’s Amended and

Restated Articles of Incorporation to effect a reverse split of the Company’s common stock, at a ratio of one-for-fifteen. Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as a vote against such proposal.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

PROPOSAL

REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our Board of Directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding common stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our common stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split will be substantially as set forth on Appendix A (subject to any changes required by applicable law). Approval of the proposal would permit (but not require) our Board of Directors to effect a reverse stock split of our issued and outstanding common stock at a ratio of one-for-fifteen, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Special Meeting. Our Board of Directors reserves the right to elect to abandon the Reverse Stock Split if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

In the Reverse Stock Split, every fifteen shares of existing common stock will be combined into one share of common stock. If fractional shares result as a result of the Reverse Stock Split, it is intended that cash will be paid for such fractional shares.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our board of directors is submitting the Reverse Stock Split to our stockholders for approval with the primary intent of increasing the market price of our common stock to enhance our ability to meet the listing requirements of the NYSE. Other than what has been publicly disclosed, the Company currently does not have any other plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split. In addition to increasing the market price of our common stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the Company’s and our stockholders’ best interests.

On February 23, 2018, the Company issued a press release announcing that it was notified by the NYSE that it was no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock over a consecutive 30 trading-day period was less than $1.00 per share.

Our Board of Directors anticipates that a reverse stock split would increase our stock price, and consequently reduce the risk that our stock could be delisted from the NYSE. To continue our listing on the NYSE, we must comply with NYSE rules, which require a minimum bid price of $1.00 per share. The Board of Directors also believes that the increased market price of our common stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. A reverse stock split could allow a broader range of institutions to invest in our common stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our common stock. A reverse stock split could help increase analyst and broker interest in our common stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Company is seeking approval from the stockholders to approve an amendment, substantially in the form as set forth on Appendix A, to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split and grant authorization to the Board of Directors to determine, in its sole discretion, whether to implement the Reverse Stock Split. If the stockholders approve this proposal, the Board of Directors will have the sole authority to elect, in its sole discretion, without the need for any further action on the part of our stockholders, whether to implement the Reverse Stock Split, as well as its specific timing. Notwithstanding approval of the Reverse Stock Split by the stockholders, the Board of Directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Marshall Islands Registrar of Corporations not to effect the Reverse Stock Split.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Split or that the market price of our common stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

In the Reverse Stock Split, every fifteen shares in aggregate of existing common stock will be combined into one new share of common stock. Based on 144,182,831 shares of common stock issued and outstanding as of the record date, immediately following the reverse split the Company would have approximately 9,612,189 shares of common stock issued and outstanding.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional shares. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under the Amended and Restated Articles of Incorporation of the Company, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $ 0.0001 per share. Other than as has been publicly disclosed, the Company does not currently have any other plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock, other than shares that may be issued in connection with equity incentive grants to its employees and directors.

Effective Date

The Reverse Stock Split will become effective as of the beginning of the first business day (the “Effective Date”) after filing of the Articles of Amendment reflecting such language with the Republic of the Marshall Islands Registrar of Corporations. Except as explained below with respect to fractional shares, on the Effective Date, shares of our common stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with a one-for-fifteen exchange ratio. Upon approval by the stockholders, the Company intends to implement the Reverse Stock Split as soon as practicable.

Fractional Shares

No fractional shares of common stock will be created or issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares of our common stock as a consequence of the Reverse Stock Split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our common stock or, in the case of non-certificated shares of our common stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing price per share of our common stock on the NYSE for the five (5) consecutive trading days immediately preceding the Effective Date, as adjusted for the Reverse Stock Split as appropriate or, if such price is not available, a price to be determined by our Board of Directors. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Authorized Common Stock and Par Value

The Reverse Stock Split will not result in a change in the number of shares of authorized common stock or par value of the common stock. Because the Company’s authorized number of shares of common stock, which is currently set at 250,000,000 shares of common stock under the Company’s Amended and Restated Articles of Incorporation, will not decrease in accordance with the Reverse Stock Split, effecting a Reverse Stock Split would provide the Company with additional shares of common stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, equity grants to its employees and directors, sales of stock or securities convertible into shares of common stock and raising additional capital.

Accounting Consequences

The par value per share of common stock would remain unchanged at $0.0001 per share after the Reverse Stock Split. As a result, on the Effective Date, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the Reverse Stock Split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of common stock outstanding. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders’ Equity for the effect of the Reverse Stock Split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined below) of our common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income consequences of the Reverse Stock Split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of shares of common stock that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the Reverse Stock Split.

The Reverse Stock Split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional share of common stock);

•

The U.S. Holder’s aggregate tax basis of the common stock received pursuant to the Reverse Stock Split, including any fractional shares of common stock not actually received, should be equal to the aggregate tax basis of such holder’s common stock surrendered in the exchange;

•	The U.S. Holder’s holding period for the common stock received pursuant to the Reverse Stock Split should include such holder’s holding period for the common stock surrendered in the exchange; and

•

Cash payments received by the U.S. Holder for a fractional share of common stock generally should be treated as if such fractional share had been issued pursuant to the Reverse Stock Split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting the Reverse Stock Split

As soon as practicable after the Effective Date, the Company’s stockholders will be notified that the Reverse Stock Split has been effected. The Company expects that its transfer agent, Continental Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares of common stock in exchange for post-split common stock or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new stock certificates will be issued to stockholders, and any stockholder submitting a stock certificate will receive uncertificated shares of stock in return. Any pre-split shares of common stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of common stock. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Stockholders holding their shares of stock in book-entry form with the transfer agent need not take any action to receive post-split shares of stock or cash payment in lieu of any fractional interest, if applicable. If a stockholder is entitled to post-split shares of stock, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of common stock held following the Reverse Stock Split.

Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares of stock in “street name”. However, these banks, brokers or other nominees may have different procedures from those that apply to registered stockholders for processing the Reverse Stock Split and making payment for fractional shares of stock. If a stockholder holds shares of stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO NAVIOS MARITIME ACQUISITION CORPORATION’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE SPLIT OF THE COMPANY’S COMMON STOCK, AT A RATIO OF ONE-FOR-FIFTEEN.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Special Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented to the Special Meeting. If any other business is properly brought before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

October 19, 2018

Appendix A

ARTICLES OF AMENDMENT OF THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

NAVIOS MARITIME ACQUISITION CORPORATION

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Secretary of NAVIOS MARITIME ACQUISITION CORPORATION, a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: Navios Maritime Acquisition Corporation.

2.

The Articles of Incorporation were filed with the Registrar of Corporations as of the 14th day of March 2008 and Amended and Restated Articles of Incorporation of the Corporation were filed with the Registrar of Corporations as of the 2nd day of June 2010.

3.	The Amended and Restated Articles of Incorporation of the Corporation were amended on February 9, 2011.

4.	Article Four of the Amended and Restated Articles of Incorporation is hereby amended by adding the following immediately following the last paragraph of such article:

“Effective as of [_]:[_][_] [a/p].m., Marshall Islands time on [_____] [_], 2018 ([_]:[_][_] [a/p].m., New York City time on [_____] [_], 2018), every fifteen (15) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted, and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of Common Stock and the number and par value of shares of Preferred Stock authorized pursuant to this Article Four shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split.

Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock as a consequence of the Reverse Stock Split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our Common Stock or, in the case of non-certificated shares of Common Stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing price per share of our common stock on the New York Stock Exchange for the five (5) consecutive trading days immediately preceding the Effective Date, as adjusted for the Reverse Stock Split as appropriate or, if such price is not available, a price to be determined by the Board of Directors.”

5.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Amended and Restated Articles of Incorporation on this [__] day of [________], 2018 under penalty of perjury pursuant to section 5 of the Business Corporations Act.

Vasiliki Papaefthymiou

Secretary

Form of Proxy Card

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME	PROXY FOR
ACQUISITION	2018 SPECIAL MEETING OF
CORPORATION	STOCKHOLDERS

November 9, 2018
10:00 A.M. LOCAL TIME

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED

PROXY	Please mark your votes like this	☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL.

1.	Proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse split of the Company’s common stock, at a ratio of one-for-fifteen.	FOR ☐	AGAINST ☐	ABSTAIN ☐

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

CONTROL NUMBER

Signature:	Signature	Date , 2018
Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME ACQUISITION CORPORATION

The undersigned, revoking any previous proxies relating to these shares of common stock, hereby acknowledges receipt of the Notice and Proxy Statement, dated October 19, 2018, in connection with the 2018 Special Meeting of Stockholders to be held at 10:00 a.m., local time, on Friday, November 9, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock of Navios Maritime Acquisition Corporation registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2018 Special Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposal set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR Proposal 1.

(Continued and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: October 19, 2018	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer